

22006672

Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number: 3235-0123
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SEC FILE NUMBER

8-70155

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___1/1/2021___ AND ENDING ___12/31/2021___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Las Olas Capital Partners, LLC___

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___888 E Las Olas Blvd., Suite 200___
                                      (No. and Street)

___Ft. Lauderdale___	___FL___	___33301___
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Hopkins	603-216-8933	thopkins@foreside.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___YSL & Associates___
                (Name – if individual, state last, first, and middle name)

___11 Broadway - Suite 700___	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

06/06/2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

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* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, <u>Raymond N. Catone</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Las Olas Capital Partners, LLC</u>, as of <u>December 31</u>, 2 <u>021</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JODI PARIS JEFFREYS
Notary Public - State of Florida
Commission # HH 092094
My Comm. Expires Mar 28, 2025
Bonded through National Notary Assn.

Notary Public 2/23/22

Signature: _____

Title: Managing Member / CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

LAS OLAS CAPITAL PARTNERS, LLC

CONTENTS

YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Las Olas Capital Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Las Olas Capital Partners, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Las Olas Capital Partners, LLC's auditor since 2020.

New York, NY

February 21, 2022

LAS OLAS CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

ASSETS

Cash and cash equivalents	$	83,341
Prepaid expenses		8,326
Security deposit		1,200
TOTAL ASSETS	$	92,867

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accrued expenses	$	200
Due to affiliate		12,462
TOTAL LIABILITIES		12,662
MEMBER'S EQUITY		80,205
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	92,867

2

The accompanying notes are an integral part of these financial statements.

LAS OLAS CAPITAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

1. Organization and Business

Las Olas Capital Partners, LLC (the Company) was organized in Florida in April 2018 and was approved for membership by Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) in March 2019. The Company is a wholly owned subsidiary of Doris Investments, LLC (the Parent). The Company is also a member of the Securities Investor Protection Corporation (SIPC).

The Company is engaged in the business of private placements, strategic advisory services and mergers and acquisitions to a select group of customers. The Company holds no customer funds or securities and does not participate in underwriting of securities. The financial statements reflect its own principal transactions and activities.

2. Summary of Significant Accounting Policies

Basis of financial statement presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The following is a summary of significant accounting principles used in preparing the financial statements:

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

At December 31, 2021, cash includes amounts on hand and on deposit at financial institutions.

Revenue

Revenue consist of fees earned from providing merger and acquisition services and are recorded upon performance of these services. Non-refundable retainer fees are earned and recorded on a monthly basis. Success fees and private placement fees are earned and recorded when a transaction is closed. See Note 3 for revenue recognition related to contracts with customers.

Accounts Receivable

The Company recognizes revenue from placement fees, success fees and other service fees in the period they are earned and are reasonably assured as collectible. Accounts receivable are reviewed periodically. As of December 31, 2021, the Company had $0 in accounts receivable.

2. **Summary of Significant Accounting Policies (continued)**

Measurement of Credit Losses

Under the new standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The income statement will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This provision of the guidance requires a modified retrospective transition method with a cumulative-effect adjustment in retained earnings upon adoption. This guidance was effective fir the Company on January 1, 2020, and the Company adopted this guidance on that date. The impact of this guidance was not material to the Company.

Income Taxes

The Company is not subject to federal or foreign income taxes as it is a disregarded entity for income tax proposed as a single member limited liability company, whose operations are reflected in the consolidated federal income tax return of the Parent. Therefore, all current and future income tax assessments are attributable to the partners of the Parent and no income tax assessments are attributable to the partners of the Parent and no income tax expense is reflected in the statement of operations. Tax years that remain subject to a U.S. Federal Income tax examination are 2018 through 2021. The Company is not subject to state income taxes in any jurisdiction that it is currently registered. There are no interest and penalties recognized in the statement of operations.

3. **Revenue from Contracts with Customers**

Revenue from Contracts with Customers (Accounting Standard Update Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The Company provides private placement services and advisory services on mergers and acquisitions (M&A). Revenue is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

4

4. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $70,679, which was $65,679 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .18 to 1.

Advances to affiliates, contributions and distributions and other withdrawals are subject to certain notifications and other requirements of Rule 15c3-1 and other regulatory rules.

5. **Concentrations**

The Company's revenues are related to fees collected and there is no assurance of future revenues from these funds. Two customers accounted for 76% of revenues in 2021.

The Company maintains its cash in bank and financial institutions deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2021. As of December 31, 2021, there were no cash equivalent balances held in any account that were not fully insured.

6. **Fair Value of Financial Instruments**

Cash and cash equivalents are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

7. **Litigation**

The Company is exposed to various accredited and unaccredited potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matter will not have a material effect on the Company's financial position or results of operations.

8. **Commitments and Contingencies**

Pursuant to Securities and Exchange Commission Rule 15c3-1(3)(2), the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2021, the Company was in compliance with this rule.

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2021 or during the year then ended.

LAS OLAS CAPITAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

9. **Related Party Transactions**

The Company has an expense sharing agreement with the Affiliate to share the personnel, administrative service and use of office space related to the Company's operation. In 2021 the total allocated expenses was $49,848. As of December 31, 2021, the outstanding balance due to the affiliate was $12,462.

10. **Risks Covid - 19**

The outbreak of the novel coronavirus in March 2020 has adversely impacted domestic activity in the USA and around the world. Financial markets, employment markets, and the real economy is seeing a high level of volatility. The outbreak could have a material adverse impact on the economy and on the Company. The fluidity of the situation prevents any prediction as to the eventual outcome. This presents a material uncertainty and risk with respect to the Company, its performance and financial results.

11. **Subsequent Events**

The Company has evaluated subsequent events through the auditor's report date which is the date the financials statements were issued.